FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 1, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____               No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated October 1, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
Date: October 1, 2008	By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

Item 1

PRESS RELEASE
New York and Stockholm – 1 October, 2008

MILLICOM INTERNATIONAL CELLULAR S.A.

MILLICOM COMPLETES ACQUISITION OF AMNET

Conference Call to be held at 3pm CET, 2pm GMT and 9am EST on Friday 3 October, 2008

New York and Stockholm – 1 October, 2008 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announced that it has completed effective 1 October, 2008 the acquisition of 100% of Amnet Telecommunications Holding Limited (Amnet) following the agreement initially announced on 22 July, 2008. Millicom has purchased Amnet for an enterprise value of US$ 510 million.

Amnet is the leading provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, provides fixed telephony in El Salvador and Honduras, and provides corporate data services in the above countries as well as Guatemala and Nicaragua. In the 12 months ended December 2007, it recorded revenue of US$ 143 million and EBITDA of US$ 56 million (adjusted EBITDA* of US$ 66.5 million) and at the half year to June, 2008 it recorded revenues of US$ 79.6 million and adjusted EBITDA* of US$ 36.3 million from a total reported revenue generating units (RGUs) of 496,000 corporate and residential customers as against 412,000 RGUs at 30 June, 2007.

The acquisition of Amnet will allow Millicom to accelerate its broadband offering across the Central American region which is today its most important region and accounts for 43% of the group’s worldwide revenue, 55% of EBITDA and 38% of subscribers.

Millicom has received the requisite regulatory approval for the acquisition and has recently received US$ 200 million in acquisition financing from two leading commercial banks to fund part of the acquisition price. The acquisition financing is for an initial term of 12 months after which it is intended to be refinanced by a long-term bond or syndicated bank facility.

Marc Beuls, President and CEO of Millicom commented, "This transaction is an important step for us to develop our broadband offer as well as adding what on a standalone basis is a financially strong business. Amnet meets Millicom’s strict requirements for returns on all new investment by providing excellent growth potential aligned with strong margins and good cashflow conversion. In Central America we expect that the demand for broadband will be strong and independent research suggests that broadband is likely to be the fastest growing market segment so that we will be able to bring our marketing skills to work to increase broadband penetration among Amnet’s cable subscribers. The combination of Amnet and the recent launch of 3G will allow us to play a major role in the development of broadband across Central America”.

Note - *EBITDA is adjusted by adding back installation activation costs to align the accounting policy with peers

Conference Call Details below:
Millicom International Cellular S.A. will host a conference call for the global financial community at 9.00 AM (New York) / 2.00 PM (London) / 3.00 PM (Stockholm) on Friday, 3 October 2008. The conference call will be webcast in listen-only mode on Millicom’s website at www.millicom.com.
To participate in the conference call, please register at:
www.sharedvalue.net/millicom/Amnet08
The dial-in number and passcode to join the conference call will be available upon registration.

CONTACTS

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 7798 576 378
Investor Relations
Shared Value Ltd, London
Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.